Mail Stop 3561

February 3, 2010

E.V. Bonner, Jr., Esq.
Executive Vice President & General Counsel
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas  78415

      **Re:**    **Susser Holdings Corporation, and co-registrants**
                  **Amendment No. 1 to Registration Statement on Form S-3**
                  **Filed December 15, 2009**
                  **File No. 333-162851 to -21**
                  **Correspondence Dated January 21, 2010 Regarding**
                  **Form 10-K for Year Ended December 28, 2008**
                  **Filed March 13, 2009**
                  **Definitive Proxy Statement on Schedule 14A**
                  **Filed April 17, 2009**
                  **File No.  1-33084**

Dear Mr. Bonner:

      We have reviewed your letter dated January 21, 2010 in response to our comment letter dated January 7, 2010 and have the following comments.  You should comply with the comments regarding your annual report and your definitive proxy statement in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 28, 2008

Business Combinations and Intangible Assets Including Goodwill, page 46

1.  We note your response to comment three of our letter dated January 7, 2010.   Please
    provide to us a summary of your Step 1 results from your 2009 annual goodwill
    impairment test and include a comparison of the fair value of your reporting units to
    your market capitalization, and further explain the underlying reasons for the
    difference.  Please be detailed in your response.

Definitive Proxy Statement on Schedule 14A

Annual Bonuses, page 16

2.  We note your response to comment five of our letter dated January 7, 2010.  In
    addition to your proposed disclosure in response to that comment, please tell us, using
    similar disclosure, the EDITDAR targets you used for awarding annual bonuses to
    your named executive officers in the 2008 fiscal year.

                    *      *      *      *      *      *

        Please respond to our comments within 10 business days, or tell us by that time
when you will provide us with a response.  Please understand that we may have
additional comments after reviewing your responses to our comments.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna
Di Silvio, Senior Accountant, at (202) 551-3202 if you have any questions regarding the
financial statements and related matters.  Please contact John Fieldsend, Attorney-
Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

                                                Sincerely,


                                                H. Christopher Owings
                                                Assistant Director


cc:     Rod Miller, Esq.
        Weil, Gotshal & Manges LLP
        Via Facsimile